Mail Stop 4561

January 12, 2009

William L. Deckelman, Jr.
Vice President, General Counsel and Secretary
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Corporation**
> **Registration Statement on Form S-4**
> **Filed December 16, 2008**
> **File No. 333-156186**

Dear Mr. Deckelman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Forward-Looking Statements, page ii

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 2

3. You disclose that the offer will be open for at least 30 days. However, in certain circumstances, 30 days could amount to less than 20 full business days. Furthermore, as currently represented, the offer could be open for less than 20 full business days due to the stated expiration time of 5:00 p.m. rather than midnight on what ultimately may be the twentieth full business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Description of the Exchange Offer

Terms of the Exchange Offer, page 13

4. You reserve the right "to delay accepting any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 14

5. We note in the prior subsection your reservation of the right to amend the terms of the offer. Similarly, we note that, in this section, you state that the exchange offer will remain open for at least three business days following any waiver of the conditions. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will

extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure accordingly.

Procedures for Tendering Outstanding Notes

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Notes, page 19

7. You state that the letter of transmittal will require each tendering note holder to represent that it has reviewed the prospectus. While the staff does not object to language confirming that tendering note holders agree with the terms of the offer, representations that operate as disclaimers or waivers of rights are inappropriate. Accordingly, disclosure here and in the letter of transmittal should be revised to delete the language requiring the note holder to represent that it has reviewed the prospectus.

Withdrawal of Tenders, page 23

8. We note the disclosure indicating that any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes "as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similar language appears in the Letter of Transmittal.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Houseal at (202) 551-3105 or me at (202)551-3503 with any questions. If you thereafter require further assistance, you may call Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (202) 467-0539
       Howard B. Adler, Esq.
       Gibson, Dunn & Crutcher LLP